SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2025

KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

FY2025 Guidance

※ This information is a forecast and actual results may differ.

1.	FY2025 Consolidated Revenue Guidance

•	Over KRW 28 trillion

2.	Basis for Forecast or Estimate

•	This forecast is based on the company’s recent business performance and management plans and may change depending on market conditions.

3.	Information Provision Details

•	Provider: KT IR

•	Recipients: Investors, Analysts, etc.

•	Provision Date: February 13, 2025

•	Event: 2024 Annual Earnings Release (Conference Call)

4.	Contact Information (Related Department/Phone Number)

•	KT IR / +82-70-4193-4036

5.	Additional details relevant to investment consideration

•

This material has been prepared reasonably and faithfully based on the company’s recent business performance and industry/market analysis. However, as it includes estimated figures, actual results may differ due to changes in internal and external business environments and operating conditions.

[Difference Between Forecast and Actual Results for FY2024]

Category	Forecast	Actual	Difference

FY2024 Consolidated Revenue	27 trillion KRW	26.4 trillion KRW	-2.1%

FY2024 Separate Service Revenue	16 trillion KRW	16.2 trillion KRW	+1.0%